FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

CGX Energy Inc. ("CGX" or the "Company")
333 Bay Street, Suite 1100
Toronto, Ontario M5H 2R2

Item 2	Date of Material Change

May 28, 2021

Item 3	News Release

A news release, attached hereto, was disseminated via Newsfile Corp. and filed on SEDAR at www.sedar.com on May 28, 2021 (the "Press Release") and is attached to this .

Item 4	Summary of Material Change

The Company announced that they have completed the loan agreement (the "Loan Agreement") with Frontera Energy Corporation ("Frontera") related to the previously announced US$19 million loan (the "Loan") that will enable CGX to continue to finance its share of costs related to the Corentyne, Demerara and Berbice blocks, the Berbice Deepwater Port, and other budgeted costs.

Item 5.1	Full Description of Material Change

On May 28, 2021, CGX announced that they have signed a loan agreement dated May 28, 2021 (the "Loan Agreement") with Frontera Energy Corporation ("Frontera").

The Loan Agreement provides a US$19 million loan to CGX from Frontera (the "Loan"). Under the terms of the Loan Agreement, the Loan to CGX will be available for drawdown in tranches on a non-revolving basis until the earlier of October 31, 2021 or the date on which CGX (or its subsidiaries) enters into a binding transaction that provides funds to repay the amounts outstanding under the Loan. The Loan, together with all interest accrued, shall be due and payable on June 30, 2022, or such later date as determined by Frontera, at its sole discretion. Interest payable on the principal amount outstanding shall accrue at a rate of 9.7% per annum payable monthly in cash, with interest on overdue interest. If the Loan is extended by Frontera past June 30, 2022, at its sole discretion, the new interest rate will be 15% per annum. The Loan will be secured by all the assets of CGX. The Loan agreement also includes a standby fee of 2% multiplied by the daily average amount of unused commitment under the Loan payable quarterly in arrears by CGX during the drawdown period.

Frontera in its sole discretion, may elect to convert all or a portion of the principal amount of the Loan into common shares in the capital of CGX at the conversion price per common share equal to US$0.712 (being the U.S. dollar equivalent of the C$0.89 closing price of the common shares on the TSXV prior to the announcement of the Loan), or any amount as required by the TSXV, at any time (A) after July 15, 2021 and on or before February 15, 2022, in certain circumstances, on the condition that Frontera first notifies CGX in writing of its decision to exercise its conversion right, and CGX either (i) fails to notify Frontera, within fifteen calendar days following delivery of the Frontera notice, that it will repay all amounts outstanding under the Loan in cash or (ii) fails to so repay all amounts outstanding under the Loan within fifteen calendar days following CGX's timely notice of its intent to repay the Loan, or (B) after February 15, 2022, on the delivery of a conversion notice by Frontera if CGX Resources has as of July 15, 2021 entered into a binding transaction (which closing is subject to government approval only) that will provide it with funds to repay outstanding amounts under the Loan. Immediately prior to entering into the Loan Agreement, Frontera beneficially owned and/or exercised control or direction over 212,392,155 common shares of CGX (the "Common Shares") (representing approximately 73.85% of the issued and outstanding Common Shares on a non-diluted basis). The maximum number of Common Shares of CGX which may be acquired by Frontera upon the conversion of the Loan is 26,685,393 Common Shares, which would increase Frontera's interest in CGX from 73.85% to 76.07% of the issued and outstanding Common Shares on a partially diluted basis. Any Common Shares issued in connection with the conversion of the Loan are subject to a statutory hold period expiring on September 29, 2021. The Loan remains subject to final acceptance by the TSX Venture Exchange.

Related Party Transaction

Frontera is a "related party" of CGX under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101"). Each of the transactions between CGX and Frontera is a "related party transaction" within the meaning of MI 61-101, and is exempted from the formal valuation requirement of MI 61- 101 pursuant to the exemption provided in section 5.5(b) of MI 61-101, as CGX's common shares are listed only on the TSX Venture Exchange and not on any of the markets specified in section 5.5(b) of MI 61-101. CGX is exempted from the minority approval requirements pursuant to section 5.7(l)(e) of MI 61-101 on the basis that: (i) CGX is in serious financial difficulty, (ii) the transactions contained in the Loan Agreement are designed to improve the financial position of CGX, (iii) section 5.5(f) of MI 61-101 is not applicable in connection with the transactions provided in the Loan Agreement, (iv) CGX has one or more independent directors in respect of the transactions contemplated in the Loan Agreement, (v) the CGX board of directors and its independent director, acting in good faith, have determined that items (i) and (ii) above apply and that the terms of the Loan Agreement are reasonable in the circumstances of CGX, and (vi) there is no other requirement, corporate or otherwise, to hold a meeting of shareholders to approve the transactions contained in the Loan Agreement.

The CGX board of directors (the "Board") set up a special committee on October 30, 2020 of all independent directors (the "Special Committee") and the Special Committee were engaged and have been kept apprised throughout the course of negotiations with Frontera. The Special Committee held a meeting to consider the terms of the Loan agreement before their approval and recommended that the Board approve the terms of the Loan Agreement. Frontera's representatives on the Board declared a conflict of interest and abstained from voting or discussing the terms of the Loan Agreement. The Board then passed a resolution on April 16, 2021, to approve the terms of the Loan Agreement, in which Frontera's representatives on the Board abstained from such resolution. There were no contrary views expressed by any director, nor were there any abstentions by any director of CGX other than the Frontera representatives, and there were no material disagreements between the Board and the Special Committee.

This material change report is not being filed more than 21 days prior to closing of the Private Placement due to there being less than 21 days between the satisfaction of conditions precedent to the Loan and completion of the Loan Agreement.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information, contact:

Tralisa Maraj, Chief Financial Officer
(416) 364-5569

Item 9	Date of Report

May 28, 2021

NEWS RELEASE CGX ENERGY INC. (TSX-V | OYL) May 28, 2021

 CGX Energy Completes US$19 Million Loan Agreement

Toronto, Canada, May 28, 2021 - CGX Energy Inc. ("CGX Energy" or the "Company") today announced that they have completed the loan agreement (the "Loan Agreement") with Frontera Energy Corporation ("Frontera") related to the US$19 million loan (the "Loan") previously announced on April 16, 2021, that will enable CGX Energy to continue to finance its share of costs related to the Corentyne, Demerara and Berbice blocks, the Berbice Deepwater Port, and other budgeted costs.

The transactions described herein between CGX Energy and Frontera are related party transactions under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions but are exempt from the obligations to obtain a formal valuation and approval from a minority of shareholders. The material change report to be filed by CGX Energy in connection with this news release will contain the required disclosure regarding such exemptions.

Additional Information

The maximum number of common shares of CGX Energy (the "Common Shares") which may be acquired by Frontera upon the conversion of the Loan is 26,685,393 Common Shares, which would increase Frontera's interest in CGX Energy from 73.85% to 76.07% of the issued and outstanding Common Shares on a partially diluted basis. Any Common Shares issued in connection with the conversion of the Loan are subject to a statutory hold period expiring on September 29, 2021. The Loan remains subject to final acceptance by the TSX Venture Exchange.

Immediately prior to entering into the Loan Agreement, Frontera beneficially owned and/or exercised control or direction over 212,392,155 Common Shares (representing approximately 73.85% of the issued and outstanding Common Shares on a non-diluted basis). Immediately after entering into the Loan Agreement, assuming conversion of the Loan for the maximum number of Common Shares which may be acquired by Frontera upon conversion, Frontera will beneficially own and/or exercise control or direction over 239,077,548 Common Shares (representing approximately 76.07% of the issued and outstanding Common Shares on a partially-diluted basis).

Frontera holds CGX Energy Common Shares for investment purposes. Frontera may, from time to time and depending on market and other conditions, acquire additional Common Shares and/or other equity, debt or other securities or instruments of CGX Energy in the open market or otherwise, and reserves the right to dispose of any or all of such securities in the open market, by private agreement or otherwise at any time and from time to time, and to engage in similar transactions with respect to the securities, the whole depending on market conditions, the business and prospects of CGX Energy and/or Frontera and other relevant factors. This press release is also issued pursuant to National Instrument 62-103 The Early Warning System and Related Take-Over Bid and Insider Reporting Issues, which requires a report to be filed by Frontera on SEDAR (www.sedar.com) containing additional information with respect to the foregoing matters. To receive a copy of the early warning report filed in respect of the above matters, please contact Brent Anderson at +1 (403) 705-8827.

Head Office 333 Bay Street, Suite 1100 Toronto, ON, Canada M5H 2R2 T 416.364.5569 F 416.360.7783

2

A material change report is not being filed more than 21 days prior to closing of the Private Placement due to there being less than 21 days between the satisfaction of conditions precedent to the Loan and completion of the Loan Agreement.

About CGX Energy

CGX Energy is a Canadian-based oil and gas exploration company focused on the exploration of oil in the Guyana-Suriname Basin.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Forward-Looking Statements:

This news release contains forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", anticipate", "estimate", "may", "will", "would", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur in the future. These forward-looking statements are based on certain key expectations and assumptions made by CGX Energy. CGX Energy believes the expectations and assumptions on which it develops forward-looking statements are reasonable; however, undue reliance should not be placed on forward-looking statements as there can be no assurance they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. In addition, other risks that may affect the forward-looking statements in this news release are outlined further in the Company's most recent Annual Information Form on SEDAR at www.sedar.com.

The forward-looking statements contained in this news release are made as of the date hereof and CGX Energy undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

For further information, please contact: Tralisa Maraj, Chief Financial Officer at (832) 300-3200

FRONTERA ENERGY CORPORATION AND CGX ENERGY INC.

NEWS RELEASE

FRONTERA AND CGX ANNOUNCE $19 MILLION LOAN AGREEMENT

ENABLES CGX TO CONTINUE TO FINANCE ITS SHARE OF JOINT VENTURE EXPENDITURES

KAWA-1 REMAINS ON-TRACK TO SPUD IN 2H21

Toronto, Canada, April 16, 2021 - Frontera Energy Corporation (TSX: FEC) ("Frontera") and CGX Energy Inc. (TSXV:OYL) ("CGX"), joint venture partners (the "Joint Venture") in Petroleum Prospecting Licenses for the Corentyne and Demerara blocks offshore Guyana, announced today that they have entered into a term sheet for a $19 million loan (the "Loan") that will enable CGX to continue to finance its share of costs related to the Corentyne, Demerara and Berbice blocks, the Berbice Deepwater Port, and other budgeted costs as agreed to by Frontera.

"Our joint venture with CGX represents a significant growth opportunity for both companies and is rooted in a commitment to the Guyanese government to develop these world class assets with a focus on local engagement and the development of infrastructure," said Orlando Cabrales, Chief Executive Officer of Frontera. "Completing the loan agreement with CGX is an important step forward and the Joint Venture remains firmly on-track to spud its first offshore Guyana well as planned in the second half of this year:"

"These are exciting times for CGX, the Joint Venture and our stakeholders as we get closer to spudding Kawa-1, " said Professor Suresh Narine, Executive Co-Chairman of CGX "We have exciting exploration plans for the Kawa-1 and Makarapan-1 wells on the Corentyne and Demerara Blocks and, as importantly, we are developing the infrastructure necessary to support and enhance broader energy and trade industry activity through the Berbice Deepwater Port Project. We look forward to executing on our programs and creating value and opportunity for our stakeholders."

The Loan to CGX will be available for drawdown in tranches on a non-revolving basis until the earlier of October 31, 2021 or the date on which CGX (or its subsidiaries) enters into a binding transaction that provides funds to repay the amounts outstanding under the Loan. The Loan, together with all interest accrued, shall be due and payable on June 30, 2022, or such later date as determined by Frontera, at its sole discretion. Interest payable on the principal amount outstanding shall accrue at a rate of 9.7% per annum payable monthly in cash, with interest on overdue interest. If the Loan is extended by Frontera past June 30, 2022, at its sole discretion, the new interest rate will be 15% per annum. The Loan will be secured by all the assets of CGX. The Loan agreement also includes a standby fee of 2% multiplied by the daily average amount of unused commitment under the Loan payable quarterly in arrears by CGX during the drawdown period.

Subject to the approval of the TSX Venture Exchange ("TSXV"), Frontera in its sole discretion, may elect to convert all or a portion of the principal amount of the Loan into common shares in the capital of CGX at the conversion price per common share equal to US$0.712 (being the U.S. dollar equivalent of the C$0.89 closing price of the common shares on the TSXV prior to the announcement of the Loan), or any amount as required by the TSXV, at any time (A) after July 15, 2021 and on or before February 15, 2022, in certain circumstances, on the condition that Frontera first notifies CGX in writing of its decision to exercise its conversion right, and CGX either (i) fails to notify Frontera, within fifteen calendar days following delivery of the Frontera notice, that it will repay all amounts outstanding under the Loan in cash or (ii) fails to so repay all amounts outstanding under the Loan within fifteen calendar days following CGX's timely notice of its intent to repay the Loan, or (B) after February 15, 2022, on the delivery of a conversion notice by Frontera if CGX Resources has as of July 15, 2021 entered into a binding transaction (which closing is subject to government approval only) that will provide it with funds to repay outstanding amounts under the Loan. The maximum number of common shares which may be acquired by Frontera upon the conversion of the Loan is 26,685,393 common shares, which represents approximately 9.28% of the currently issued and outstanding common shares of CGX.

The Loan contemplated by the term sheet remains subject to customary conditions, including the negotiation and execution of defmitive agreements between Frontera and CGX and obtaining regulatory approvals. There is no guarantee that defmitive agreements will be executed on the terms contemplated, or at all.

The transactions described herein between Frontera and CGX are related party transactions under Multilateral Instrument 61-101 but are exempt from the obligations to obtain a formal valuation and approval from a minority of shareholders. The material change report to be filed by CGX in connection with this news release will contain the required disclosure regarding such exemptions.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

About CGX:

CGX is a Canadian-based oil and gas exploration company focused on the exploration of oil in the Guyana-Suriname Basin.

About Frontera:

Frontera Energy Corporation is a Canadian public company and a leading explorer and producer of crude oil and natural gas, with operations focused in South America. Frontera has a diversified portfolio of assets with interests in more than 40 exploration and production blocks in Colombia, Ecuador and Guyana. Frontera 's strategy is focused on sustainable growth in production and reserves. Frontera is committed to conducting business safely, ethically in a socially and environmentally responsible manner. Frontera's common shares trade on the Toronto Stock Exchange under the ticker symbol "FEC".

If you would like to receive News Releases via e-mail as soon as they are published, please subscribe here: http://fronteraenergy.mediaroom.com/subscribe.

For further information, please contact:

Tralisa Maraj,
Chief Financial Officer
(832) 300-3200
info@cgxenergy.com
www.cgxenergy.com

Brent Anderson
Director, Investor Relations
+1 403 705 8827
ir@fronteraenergy.ca
www. fronteraenergy. ca

Advisories:

Cautionary Note Concerning Forward-Looking Statements.

This news release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that Frontera and CGX believe, expect or anticipates will or may occur in the future (including, without limitation, statements regarding the entering into of definitive agreements, the timing of the Guyana exploration program, the completion of a financing, obtaining regulatory approvals, continued exploration and success thereof, and CGX obtaining sufficient working capital, estimates and/or assumptions in respect of CGX's and Frontera's exploration and development plans and objectives, including its drilling plans and the timing thereof) are forward-looking statements. These forward- looking statements reflect the current expectations or beliefs of Frontera and/or CGX, as the case may be, based on information currently available to them. Forward-looking statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the applicable companies. Factors that could cause actual results or events to differ materially from current expectations include, among other things: with respect to Frontera, failure to obtain regulatory approval and reach appropriate definitive agreements with CGX; with respect to CGX (and as applicable Frontera), failure to reach appropriate definitive agreements with Frontera, obtain regulatory approval, successfully explore and develop the offshore blocks, and unforeseen costs and expenses; changes in equity and debt markets; perceptions of the applicable company's prospects and the prospects of the oil and gas industry in the countries where the companies operate or have investments; and the other risks disclosed in the applicable continuous disclosure documents under each of Frontera's and CGX's profile on SEDAR at www.sedar.com. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, each of Frontera and CGX disclaims any intent or obligation to update any forward- looking statement, whether as a result of new information, future events or results or otherwise. Although each of Frontera and CGX believes that the assumptions inherent in the forward-looking statements applicable to it are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.